

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

TSX - DRK
OTC BB - DRKOF
Form 20-F File No.: 0-30072

November 14, 2003

DEREK EXTINGUISHES DEBT

(Vancouver, B.C., November 14, 2003) – The Company reported today that it has extinguished a total of $148,732.16 in debt owed to a single creditor by issuing 495,774 shares valued at $0.30 per share. In addition to the shares, the creditor has received 495,774 share purchase warrants, each share purchase warrant exercisable for one year for the purchase of one share at a price of $0.40 per share. The shares are subject to a four-month hold period expiring at midnight on March 5, 2004 and may not be traded in British Columbia until March 6, 2004 except as permitted by the Securities Act (British Columbia) and the regulations made thereunder.

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DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"

Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

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the information contained herein